 **Joshua**

$10k investment

3 messages

Joshua    Mon, Feb 3, 2025 at 9:49 PM
To: Holly ▷, Nicolas ▷

Nicolas,

You mentioned you wanted to throw $10k more at Donna's. Super stoked you believe in us!!

I was hoping you can throw in our Wefunder instead of our SAFE. They are both the exact same terms but we have a minimum that we need to hit and this would help us a lot. It was basically set up for people who want to invest but don't have the $25k to throw in.

I've got Holly on the thread in case you have any questions. Talk this week when I get those cases to you for your party. Stoked to support!

www.wefunder.com/donnaspicklebeer

Best regards,
Josh Jancewicz
Founder | Donna's Pickle Beer
www.donnaspicklebeer.com

Joshua    Wed, Feb 12, 2025 at 11:30 AM
To: Holly ▷ Nicolas ▷

Lemme know your thoughts here!

On Mon, Feb 3, 2025 at 9:49 PM Joshua ▷ wrote:

> Nicolas,
>
> You mentioned you wanted to throw $10k more at Donna's. Super stoked you believe in us!!
>
> I was hoping you can throw in our Wefunder instead of our SAFE. They are both the exact same terms but we have a minimum that we need to hit and this would help us a lot. It was basically set up for people who want to invest but don't have the $25k to throw in.
>
> I've got Holly on the thread in case you have any questions. Talk this week when I get those cases to you for your party. Stoked to support!
>
> www.wefunder.com/donnaspicklebeer
>
> Best regards,
> Josh Jancewicz
> Founder | Donna's Pickle Beer
> www.donnaspicklebeer.com

Joshua    Mon, Feb 17, 2025 at 11:05 AM
To: Holly ▷, Nicolas ▷

bringing this to the top.

On Wed, Feb 12, 2025 at 11:30 AM Joshua ▷ wrote:
> Lemme know your thoughts here!
>
> On Mon, Feb 3, 2025 at 9:49 PM Joshua ▷ wrote:

Nicolas,

You mentioned you wanted to throw $10k more at Donna's. Super stoked you believe in us!!

I was hoping you can throw in our Wefunder instead of our SAFE. They are both the exact same terms but we have a minimum that we need to hit and this would help us a lot. It was basically set up for people who want to invest but don't have the $25k to throw in.

I've got Holly on the thread in case you have any questions. Talk this week when I get those cases to you for your party. Stoked to support!

www.wefunder.com/donnaspicklebeer

Best regards,
Josh Jancewicz
Founder | Donna's Pickle Beer
www.donnaspicklebeer.com